Exhibit (4)(b)
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ENDORSEMENTS

(Only we can endorse this contract.)

ALTERATION OF TEXT

The provision of this policy entitled "Ownership and Control" is replaced at issue by the following:

Ownership and Control

All references in this provision to the Annuitant shall mean to the First Annuitant if two are named

Unless we endorse this contract to say otherwise, while the Annuitant is living and less than 21 years of age the owner of the contract is the applicant for it. But if the applicant is not living the owner, except as we state below, is the beneficiary(ies) who at the time would be entitled to any proceeds arising from the Annuitant's death. If there is no such beneficiary at the time, the owner is the Annuitant. A beneficiary named by the Annuitant will not replace the Annuitant as owner.

After the Annuitant is 21 years of age, the owner is the Annuitant.

While the Annuitant is living the owner alone is entitled to any contract benefit and value, and to the exercise of any right and privilege granted by the contract or by us. This includes, but is not limited to, these rights: (1) to assign the contract; and (2) to change any subsequent owner. A request for such a change must be in writing to us at our Home Office and in a form which meets our needs. The change will take effect only when we endorse the contract to show it.

If the owner is the Annuitant, but he or she (1) is not able, due to age, to exercise rights, and (2) has no legal guardian to do so, we have the right to let a person who appears to us to be responsible for the Annuitant's support or welfare, act for the Annuitant. We will not do so unless the action appears to us to be for the Annuitant's benefit.

The Prudential Insurance Company of America.

By  A       B      C
               Secretary

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ORD 86972--89
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